UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
TURTLE BEACH CORPORATION

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
900450206

(CUSIP Number)
RYAN CHOI
CC CAPITAL, INC.
6320 Canoga Avenue, 17th Floor
Woodland Hills, CA 91367

JACK G. MARTEL ESQ.
RAGGHIANTI FREITAS LLP
1101 5TH Avenue, Suite 100
San Rafael, CA 94901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 20, 2022

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[_] Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CC Capital Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [_]
(b) [_]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

 California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. 	SOLE VOTING POWER

	-0-

6.	SHARED VOTING POWER

	-0-

7.	SOLE DISPOSITIVE POWER

	-0-

8.	SHARED DISPOSITIVE POWER

	-0-

8. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

660,000

9. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    [_]


10. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

11. TYPE OF REPORTING PERSON (see instructions)

 CO




Item 1.
(a) Name of Issuer

 	 Turtle Beach Corporation

(b) Address of Issuer's Principal Executive Offices

 	 44 South Broadway, 4th Floor, White Plains, NY 10601

Item 2.
(a) Name of Person Filing

 	CC Capital, Inc.

(b) Address of the Principal Office or, if none, residence

 	6320 Canoga Avenue, 17th Floor, Woodland Hills, CA 91367

(c) Citizenship

 	California

(d) Title of Class of Securities

 	Common Stock, par value $0.001 per share

(e) CUSIP Number

 	900450206

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] 	Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
(b) [_] 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [_] 	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d) [_] 	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [_] 	An investment adviser in accordance with s240.13d-1(b)(1)(ii)
(E);
(f) [_] 	An employee benefit plan or endowment fund in accordance with
s240.13d-1(b)(1)(ii)(F);
(g) [_] 	A parent holding company or control person in accordance with
s240.13d-1(b)(1)(ii)(G);
(h) [_] 	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [_] 	Group, in accordance with s240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:   660,000

(b) Percent of class:  4.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
-0-

(ii) Shared power to vote or to direct the vote  -
0-

(iii) Sole power to dispose or to direct the disposition of -0-

(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following     [_] .
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.  Identification and Classification of Members of the Group.
Not applicable.
Item 9.  Notice of Dissolution of Group.
Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 23, 2022
					CC CAPITAL, INC.
					By:	/s/ Ryan Choi
						Name: Ryan Choi
						Title: President


CUSIP No. 900450206 	  	13G 	  	Page 2 of 5 Pages